UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 35349 / October 3, 2024

_____

In the Matter of:

Franklin BSP Capital Corporation
Franklin BSP Private Credit Fund
54th Street Equity Holdings, Inc.
FBLC Funding I, LLC
BDCA-CB Funding, LLC
FBLC 57th Street Funding LLC
BDCA SLF Funding, LLC
Benefit Street Partners Capital Opportunity Fund II L.P.
Benefit Street Partners Capital Opportunity Fund II SPV-1 LP
Benefit Street Partners Capital Opportunity Fund L.P.
Benefit Street Partners Capital Opportunity Fund SPV LLC
Benefit Street Partners Dislocation Fund (Cayman) L.P.
Benefit Street Partners Dislocation Fund (Cayman) Master L.P.
Benefit Street Partners Dislocation Fund L.P.
Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P.
Benefit Street Partners Senior Secured Opportunities Fund L.P.
Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P.
Benefit Street Partners Debt Fund IV (Non-US) SPV L.P.
Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P.
Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P.
Benefit Street Partners Debt Fund IV L.P.
Benefit Street Partners Debt Fund IV Master (Non-US) L.P.
Benefit Street Partners Debt Fund IV SPV L.P.
Benefit Street Partners SMA LM LP
Benefit Street Partners SMA-C Co-Invest L.P.
Benefit Street Partners SMA-C Co-Invest L.P. - Series II
BSP Coinvest SMA-H LLC
BSP Debt Fund V LP
BSP Debt Fund V Master (Non-US) LP
BSP Debt Fund V Unlevered (Non-US) L.P.
BSP Debt Fund V Unlevered (Non-US) Master L.P.
BSP Debt Fund V-IA (Non-US) Master L.P.
BSP Debt Fund V-IA (Non-US) L.P.
Benefit Street Partners SMA-C II L.P.
Benefit Street Partners SMA-C II SPV L.P.
Benefit Street Partners SMA-C L.P.

Benefit Street Partners SMA-C SPV L.P.
Benefit Street Partners SMA-K L.P.
Benefit Street Partners SMA-K SPV LP
Benefit Street Partners SMA-L L.P.
Benefit Street Partners SMA-O L.P.
Benefit Street Partners SMA-OS L.P.
Benefit Street Partners SMA-T L.P.
Benefit Street Partners Special Situations Fund II (Cayman) L.P.
Benefit Street Partners Special Situations Fund II L.P.
BSP Coinvest SMA-N L.P.
BSP Coinvest Vehicle 1 LP
BSP Coinvest Vehicle 2 L.P.
BSP Coinvest Vehicle K LP
BSP Levered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.
BSP Levered US SOF II (Senior Secured Opportunities) Fund L.P.
BSP Senior Secured Debt Fund (Non-US) SPV-1 LP
BSP Senior Secured Debt Fund SPV-1 LP
BSP SMA-T 2020 SPV L.P.
BSP SOF II Cayman SPV-21 LP
BSP SOF II SPV Cayman LP
BSP SOF II SPV LP
BSP SOF II SPV-21 LP
BSP Special Situations Master A L.P.
BSP Special Situations Master B L.P.
BSP Unlevered Lux Flagship Evergreen SCSP
BSP Unlevered Lux SOF II (Senior Secured Opportunities) Fund ScSP
BSP Unlevered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.
FBCC Lending I, LLC
Landmark Wall SMA L.P.
Landmark Wall SMA SPV L.P.
Providence Debt Fund III (Non-US) SPV L.P.
Providence Debt Fund III L.P.
Providence Debt Fund III Master (Non-US) L.P.
Providence Debt Fund III SPV L.P.
BSP Credit Solutions Master Fund, L.P.
Benefit Street Partners L.L.C.
Franklin BSP Capital Adviser L.L.C.
Franklin BSP Realty Trust, Inc.
BSP Michel Unlevered Direct Lending Fund SCSP
BSP JPY Unlevered Senior Debt Evergreen Fund, L.P.
Franklin BSP Real Estate Debt BDC
Benefit Street Partners Real Estate Opportunistic Debt Fund L.P.
Benefit Street Partners Real Estate Opportunistic Debt Fund II L.P.
Franklin Templeton Private Real Estate Fund IIB LP
Franklin Templeton Private Real Estate Fund IIIA, L.P.

9 West 57th Street, Suite 4920
New York, New York 10019

File No. 812-15499

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Franklin BSP Capital Corporation, et al. filed an application on August 21, 2023, and amendments to the application on December 13, 2023, April 5, 2024, April 9, 2024, June 7, 2024, and August 6, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On September 4, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35313). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Franklin BSP Capital Corporation, et al. (File No. 812-15499) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.